Mail Stop 20549-3561

June 3, 2010

<u>via U.S. mail and facsimile</u>

Wenge Fang, President
China Water Group, Inc.
Suite 7A01, Baicheng Building
584 Yingbin Road
Dashi, Panyu District
Guangzhou, Guangdong
CHINA

**RE:    China Water Group, Inc.**
**Form 10-K for Fiscal Year Ended December 31, 2008**
**File No.:  0-26175**

Dear Mr. Fang:

We issued a comment letter to you on the above captioned filing on April 27, 2010.  As of the date of this letter, the comments remain outstanding and unresolved.  We expect you to contact us by June 14, 2010 to provide a substantive response to the comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by June 14, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure.  Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed.  You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Blaise Rhodes (202) 551-3774 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters.  Please contact Susann Reilly at (202) 551-3236 or Pam Howell at (202) 551-3357 with other questions.

Sincerely,


John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services


cc: Frank Hariton, Esq.
        Via facsimile to (914) 693-2963